February 17, 2011

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

ING Series Fund, Inc.

SEC File Nos.  33-41694; 811-06352

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer on February 2, 2011, regarding the Annual Reports to Shareholders for ING Money Market Fund and ING Global Target Payment Fund. Our summary of the comments made to the Annual Reports and our responses thereto are provided below.

ING Money Market Fund – Annual Report Dated March 31, 2010

1.

Comment:

The Staff requested clarification of the Financial Highlights section regarding the total return of 0.02% that has a notation that the reimbursement by the affiliate had no impact on the amount shown.  However, upon review of the Statements of Operations, the Staff noted that affiliate contributed $625,000 to Fund for losses and that there was a total increase from operations of $793,000.  As such, it appears that the $625,000 would have been a significant impact on the return since it represents approximately 80% of the increase.

Response:

The $625,000 that was voluntarily reimbursed to the ING Money Market Fund by ING Investments, LLC for the fiscal year ended March 31, 2010 was for losses incurred on the disposition of certain Lehman Notes.  Given that the reimbursement was related to the realized losses incurred in the disposition of the Lehman Notes, it was recorded as an offset to realized losses, and not as net investment income, and was not subsequently distributed to the shareholders.  In booking the reimbursement to the fund, there was no impact to the rounded net asset value of $1.00 per share that is used for processing shareholder transactions and calculating total returns.  As such, the total return of 0.02% that is shown in the Financial Highlights was calculated using the $1.00 rounded net asset value per share and the cumulative effect of the net investment income distributions throughout the year. Therefore, there was no impact to the total return as a result of the reimbursement to the fund as is stated in the footnote to the Financial Highlights.

ING Global Target Payment Fund – Annual Report Dated October 31, 2010

2.

Comment:

The Staff requested that the Registrant disclose the number of countries in which the Fund was invested in outside of the United States as of October 31, 2010.

Response:

The Fund is a fund-of-funds, which means it invests in other mutual funds.  However, the underlying mutual funds as a group invested in approximately 58 countries as of October 31, 2010.

3.

Comment:

The Staff requested confirmation that the managed payment policies of the Fund are consistent with section 19(b) of the Investment Company Act regarding the number of allowable capital gains distributions during the year.

Response:

The Registrant confirms that the managed payment policies of the Fund are consistent with section 19(b) of the Investment Company Act.

4.

Comment:

The Staff requested confirmation that the notifications pursuant to 19(a) of the Investment Company Act were mailed with the distributions.

Response:

The Registrant confirms that the notifications were mailed pursuant to section 19(a) of the Investment Company Act.

5.

Comment:

The Staff requested that the “Distributions Tab” located on the Fund’s website clearly states the portion of distributions that were a return of capital.

Response:

The Registrant confirms that the Distributions Tab will be revised to include the requested information.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli____

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:

Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Philip H. Newman, Esq.

Goodwin Procter LLP